UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
8 July 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

AMGEN INC.

File Nos. 333-81832 & 0-12477 -- CF# 29536

AMGEN INC. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on January 31, 2002, as amended on March 22, 2002; a Form 10-K filed on March 11, 2004; and a Form 10-Q filed on May 4, 2005.

Based on representations by AMGEN INC. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	S-4/A	March 22, 2002	through November 1, 2016
10.94	10-K	March 11, 2004	through November 1, 2016
10.16	10-Q	May 4, 2005	through November 1, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary